Carter Ledyard & Milburn llp Counselors at Law

Steven J. Glusband Partner • Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

June 15, 2020

VIA EDGAR

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Magal Security Systems Ltd. Schedule 14D-9 filed June 1, 2020 File No. 005-53191

Dear Ms. Chalk:

Set forth below are the responses of Magal Security Systems Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding its Schedule 14D-9 that was filed on June 1, 2020. Concurrently with this letter, the Company is submitting Amendment No. 1 to the Schedule 14D-9.

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in the Staff’s letter dated June 10, 2020.  In each instance, we have repeated the Staff’s comment in italics and set forth our response in plain type below the relevant comment.

Schedule 14D-9 - Item 4. The Solicitation or Recommendation

1.
Revise the disclosure generally to clarify that the Board of Director’s recommendation is being made on behalf of the Company, as required by Item 4 of Schedule 14D-9 and Item 1012(a) of Regulation M-A.

We have revised the disclosure in response to the Staff’s comment.

2.
We note the disclosure that the Board compared the Offer price to the closing price of the Ordinary Shares on May 29, 2020, which is equal to the Offer price. However, the Offer commenced on May 22, 2020. Expand the discussion of historical market prices to specifically address how the Board considered the fact that the Offer represents a discount to the closing price of $3.00 per Ordinary Share on the last trading day before commencement.

We have revised the disclosure in response to the Staff’s comment.

3.	Explain why, given the affiliated nature of this transaction, the Board elected not to engage a financial advisor to evaluate the Offer.

The Board determined not to engage a financial advisor to evaluate the Offer based on its determination that a financial advisor would not be able to accurately assess the Offer because of the uncertainties arising from the outbreak of COVID-19. As indicated in the Company’s Annual Report on Form 20-F in the subsection captioned “Trend Information” of Item 4. “Operating and Financial Review and Prospects”:

The ongoing COVID-19 pandemic has had an adverse effect on the Company's industry and the markets in which it operates. The COVID-19 outbreak has impacted the verticals in which our customers operate and has resulted in a slowdown in our business with some of our customers. We have experienced postponed orders and suspended decision making in the markets that are likely to be negatively affected by COVID-19. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, USA, Canada, Germany, Spain, Mexico and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services, thus, delaying some of the revenues expected in the first part of 2020  to a later date. We are unable at this time to estimate the extent of the effect of COVID-19on our business.  In order to mitigate the impact of COVID-19 on our business, we have adopted a plan to reduce expenses and have enacted cost savings measures.

The uncertainties have continued subsequent to the filing of the Company’s Form 20-F and have been exacerbated by the financial impact of COVID-19 on governmental authorities who have generally experienced budget deficits. Such deficits will likely force governmental authorities to reduce their purchases of the Company’s products and either cancel, postpone or reduce the scope of the Company’s turn-key security projects.

As a result of the foregoing, the Board concluded that an evaluation by a financial advisor would not materially improve the information available to shareholders from the sources already discussed in the Schedule 14D-9, including the market price of Magal shares over time.

4.
More generally, please revise to better explain why the Company is not making a recommendation to Shareholders. It is true in the case of any tender offer that whether to participate is based in part on each holder’s personal situation. Please expand to explain what specifically about this offer informed the Board of Directors’ decision not to make a recommendation to subject security holders.

We have revised the disclosure in response to the Staff’s comment to more fully reflect the Company’s response above to comment 3.

Please feel free to contact me at 212-238-8605 or Doron Kerbel, General Counsel of the Company at +972-3-5391444 if you have questions regarding the responses or the accompanying amendment.

Very truly yours,

/s/ Steven J. Glusband
Steven J. Glusband

SJG:gb

Enclosure